Exhibit 99.2

Allied Domecq PLC

28 February 2003

Doc. Re Annual Report on Form 20-F for the year ended 31 August 2002

A copy of the above document has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel No. 020 7676 1000

END